December 18, 2018

Sean Gamble
Chief Financial Officer
Cinemark Holdings, Inc.
3900 Dallas Parkway Suite 500
Plano, Texas 75093

       Re: Cinemark Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed on February 23, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed on November 2, 2018
           File No. 001-33401

Dear Mr. Gamble:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure